Filed by Terex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Terex Corporation
Commission File No.: 001-10702
Date: August 13, 2015

Terex & Konecranes Merger:  FAQs

About Konecranes:

How would you describe Konecranes?
Konecranes history dates back to 1910.  It is a company serving a broad range of customers including manufacturing and process industries, shipyards, ports and terminals.  Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes.

Where is Konecranes headquartered?
Hyvinkää, Finland.

How many employees does Konecranes have and where are they located?
Konecranes has 12,000 employees at 626 locations in 48 countries.

Where are Konecranes principal manufacturing locations?
Manufacturing facilities are located in 13 countries.  They include:  Finland, Germany, India, China, the United States, Brazil and the Ukraine.

How big is Konecranes in terms of revenues?
In 2014, Group sales totaled EUR 2,011 million.

About the Terex & Konecranes Merger:

How would you describe this transaction?
The combination of Terex and Konecranes is a merger of equals that will result in a company that is a global leader in lifting and material handling.  The combined company will be owned 60% by Terex shareholders and 40% by Konecranes shareholders.   The result will be one company – Konecranes Terex -- that is expected to be listed on the NYSE and OMX Helsinki.

Why does this transaction make sense?
First and foremost, our operations are highly complementary. Together, we have a very well balanced business in terms of product and service offering as well as our geographic presence.  Importantly, we share very key material handling and port solutions product categories. We see great ongoing opportunity to further build upon those categories by capitalizing on important growth trends in our markets. In terms of these products, we are proud to have a portfolio of among the best, most trusted brands in the business.  Our objective moving forward would be to take advantage of the critical scale this merger provides in order to invest in technological and new product development, further differentiating our organization as a leader in the market, even in a highly challenging environment. In short, we will be in a position to offer a more robust portfolio of products and solutions for material handling and port solutions customers, while also creating a service organization with a global reach.  Even as we capitalize on these opportunities, we will at the same time be working to maximize the efficiency our overall operations. Together, we intend to be a lean organization allowing us to realize significant upside from the recovery in the end markets we serve.  The natural fit of our two businesses will allow us to be a global leader in lifting and material handling.

If Terex is the larger entity, why will the name of the company be Konecranes Terex?
Both Terex and Konecranes have well respected brand names.  There is no significance to the order of the names in the combined company.  It is possible that the company name may transition over time.

Why is the combined company being incorporated in Finland?
For legal reasons, the combined company will be incorporated in Finland, but will be a global company with operations around the world.   A committee is being formed to optimize the company's operational and corporate structure.   The combined company will maintain significant corporate headquarters in Westport, CT and Hyvinkää Finland.

Who will run the combined company?
The Terex CEO will be the initial CEO for the combined company and have full responsibility for the management of the combined company. The Konecranes Chairman will become the Chairman of the Board of Directors.  The Board will consist of 5 current Terex Directors and 4 current Konecranes Directors.

How does the merger affect CEO succession plans?
The Terex Board of Directors has been actively engaged in a process to determine various options with regard to CEO succession.  That process is still ongoing.

When is the transaction expected to close?
The transaction will close after we have received all necessary regulatory, anti-trust and shareholder approvals.  We are expecting these to be completed in the first half of 2016.

Will the combined company be run in the five segments we have now?
We will continue to organize around a segment structure to operate the combined company.  Our segments may be renamed or realigned as part of the merger process.

Will all segments be involved in integration activities?
Integration activities will primarily impact MHPS.   However, Terex as a whole will benefit from economies of scale and all Terex segments will be expected to participate in supply chain efforts and other initiatives.

About the Integration:

Will there be a process for integration, and, if so, what will it be?
There will definitely be an integration process.  To initiate that, we will create a joint team of Terex and Konecranes leaders from each company's respective corporate offices and MHPS to develop an approach.  We will communicate more about this team shortly.

Will the merger result in additional restructuring?
Restructuring in the Terex MHPS segment has largely been completed.  A joint team (referred to above) will be formed to determine how to most efficiently integrate the two companies.

How do we handle customer and suppliers prior to the close?
All customer and suppliers will be informed of the pending transaction.  All you have to do is keep doing what you're doing.  It's business as usual.

What should we do between now and the time the transaction closes?
Keep doing what you're doing.  Until the completion of the transaction, we are still two separate companies operating in the manner in which we always have.  Stay focused, work hard and keep providing our customers with the best products and the highest level of support and service.

Can I start working with my counterparts at Konecranes to start the integration?
No. It's important to understand that until this merger closes (expected in the first half of 2016), Terex and Konecranes are separate and competing companies. As such, no Terex team member is permitted to meet with or hold discussions with any member of the Konecranes organization (regarding this transaction or any proprietary company information – products, pricing, territory assignment, processes, etc.). However, Konecranes is also a Terex customer and we should continue to work with them as a customer in the same manner as in the past. Leading up to the completion of the merger, it's business as usual in terms of your regular customer interactions with Konecranes.

What should I work on between now and the close?
It's business as usual between now and the expected close in the first half of 2016. As always, you and your manager need to work closely together to confirm the work that needs to be accomplished. This will differ among the various departments, segments and functional areas. The worst thing we can do is not perform because we are unsure of the future. We are planning to merge with Konecranes because we are both strong companies with accomplished, talented people.  We must maintain our focus on our key performance goals for 2015 and beyond.

Will I be asked to provide information in connection with the merger?
From time to time, you may be asked for information by either Eric Cohen, Scott Posner or Stacey Babson-Smith of the Legal Department.  The information request will not come from external counsel, Konecranes or anyone else.  Before releasing any information, confirm that the request is legitimate by contacting either Eric, Scott or Stacey directly at their telephone number or send them a new email to the address listed in the Terex Global Directory. Do not reply to the original email, as this can be fraudulently manipulated.

Will the Terex Global Trading Model, based in Switzerland, continue?
Yes. We will continue the Global Trading Model, which is an industry-leading practice.

Will the Financial Transformation continue?
Yes. The transition to global GBS centers continues unabated, as does the development of local Operational Finance functions.

Does the merger announcement increase the risk of fraud to Terex?
It is possible that someone claiming to be from Terex, external counsel, Konecranes or elsewhere may contact a Terex team member asking for assistance with transferring money, intellectual property, proprietary information, customer information, supplier information, team member information or other information under the pretext of the merger.

1.	Do not transfer any money in connection with the merger. If you are asked to do so, immediately contact any of the other team members listed below.

2.
Never provide confidential Terex information to anyone external to Terex in connection with the merger.  Legitimate information requests will come from either Eric Cohen, Scott Posner or Stacey Babson-Smith -- not from external counsel, Konecranes or anyone else.  Before releasing any information, confirm that the request is legitimate by contacting Eric, Scott or Stacey directly by telephone, or send them a new email at their address listed in the Terex Global Directory. Do not reply to the original email, as this can be fraudulently manipulated.

3.
Do not click on any links embedded in an email that appear to relate to the merger as they may contain harmful software.  If you receive an email regarding the merger that contains a link, immediately forward the email to efraud@terex.com or to your local help desk for analysis before opening it.

Whom should I contact if I receive a suspicious request or other communication regarding the merger?
If you question the validity of a request that you have received regarding the merger, immediately contact one of the following:

•	Your manager or anyone in segment or functional management
•	Mark Bender, Vice President, Audit Services
[*]
•	Mark Clair, Vice President, Controller and Chief Accounting Officer [*]
•	Stacey Babson-Smith, Vice President, Chief Ethics & Compliance Officer [*].

About Compensation and Benefits:

What happens to my Terex unvested stock awarded under the 2009 Omnibus Incentive Plan?
All Terex unvested time and performance awards will fully vest as of the date of the transaction closing.  Performance awards where the performance condition has not been satisfied or determined will vest assuming 100% achievement.

Will I receive cash for the value of my unvested Terex shares or shares of Konecranes Terex?
You will receive shares in the new combined company for the value of your unvested Terex shares.

Will I receive the same number of shares in the new combined company that I have with Terex or will there be a different allocation?
Each Terex share will convert into 0.8000 shares of the new combined company.

Going forward, is there a plan to replace the restricted stock and performance shares awarded under the 2009 Omnibus Incentive Plan?
There will be a new long term incentive program in place at the time of the merger.

What will happen to the shares of Terex stock invested in the Terex 401(k) Retirement Savings Plan when the companies merge?
Terex shares held in the 401(k) will convert to shares in the new combined company the same as any other shares.

What will happen to the shares of Terex stock invested in the Terex Deferred Compensation Plan when the companies merge?
Terex shares held in the Deferred Compensation Plan will convert to shares in the new combined company the same as any other shares.

Will the Terex Employee Stock Purchase Plan (ESPP) and the 15% matching contribution be continued?
The ESPP will continue up to the date of the merger. Alternatives are being considered that will become effective on and after the merger.

Are there any plans to modify the existing Terex compensation and benefits programs prior to the merger?
Other than making routine changes that Terex would typically make in the ordinary course of business, there are no plans to modify the existing compensation and benefits programs prior to the merger.

About Questions:
How can we ask questions between now and the close?
If you have any questions about the merger that are not answered by these FAQs, please send them to Terexmergerquestions@terex.com. We will try to answer all questions as best we can, periodically posting responses on the Terex intranet in the form of an updated FAQ document.
If your question is about your individual situation, please contact your manager or HR representative.

It is possible you may receive inquiries from the media, financial analysts, stock trading firms or traders, or others outside Terex seeking information about the merger or your business.  Please refer all inquiries to Tom Gelston at [*] or Eric Cohen at [*].  No one else is authorized to speak publicly on behalf of Terex.

**********************

We will continue to update you on a regular basis.   If you have any questions about the merger that have not been answered by these FAQs, please send them to Terex Question Box.  We will answer all questions as best we can, periodically posting those answers on the Terex intranet.  If your question is about your individual situation, please contact your HR representative.

Click here for important legal information.[Linked information below]

IMPORTANT INFORMATION

Forward Looking Statements

This presentation contains forward-looking information regarding future events or the Company's future financial performance based on the current expectations of Terex Corporation.  In addition, when included in this presentation, the words "may," "expects," "intends," "anticipates," "plans," "projects," "estimates" and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements.  However, the absence of these words does not mean that the statement is not forward-looking.  The Company has based these forward-looking statements on current expectations and projections about future events.  These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially.  Such risks and uncertainties, many of which are beyond the control of Terex, include among others: Our business is cyclical and weak general economic conditions affect the sales of our products and financial results; our ability to successfully integrate acquired businesses; our ability to access the capital markets to raise funds and provide liquidity; our business is sensitive to government spending; our business is highly competitive and is affected by our cost structure, pricing, product initiatives and other actions taken by competitors; impairment of the carrying value of goodwill and other indefinite-lived intangible assets; a material disruption to one of our significant facilities; our retention of key management personnel; the financial condition of suppliers and customers, and their continued access to capital; our providing financing and credit support for some of our customers; we may experience losses in excess of recorded reserves; our ability to obtain parts and components from suppliers on a timely basis at competitive prices; the need to comply with restrictive covenants contained in our debt agreements; our ability to generate sufficient cash flow to service our debt obligations and operate our business; our business is global and subject to changes in exchange rates between currencies, regional economic conditions and trade restrictions; our operations are subject to a number of potential risks that arise from operating a multinational corporation, including compliance with changing regulatory environments, the Foreign Corrupt Practices Act and other similar laws, and political instability; possible work stoppages and other labor matters; compliance with changing laws and regulations, particularly environmental and tax laws and regulations; litigation, product liability claims, intellectual property claims, class action lawsuits and other liabilities; our ability to comply with an injunction and related obligations imposed by the United States Securities and Exchange Commission ("SEC"); disruption or breach in our information technology systems; and other factors, risks and uncertainties that are more specifically set forth in our public filings with the SEC.

Important Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed Business Combination, Terex and Konecranes will file relevant materials with the SEC, including a Konecranes registration statement on Form F-4 that will include a proxy statement of Terex that also constitutes a prospectus of Konecranes, and a definitive proxy statement/prospectus will be mailed to stockholders of Terex. INVESTORS AND SECURITY HOLDERS OF TEREX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Terex or Konecranes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Terex will be available free of charge on Terex's internet website at www.Terex.com.

Terex, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Terex is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 1, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.